811-00816

40-33

American Century Investments

FEDERAL EXPRESS

09005192

November 23, 2009

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

SEC Mail Processing
Section

NOV 24 2009

Washington, DC
110

Re: American Century Investment Management, Inc. ("ACIM")
American Century Mutual Funds, Inc.
d/b/a American Century Ultra Fund

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Second Amended Verified Derivative and Class Action Complaint and Jury Demand as filed by the plaintiff in the United States District Court Southern District of New York styled as Laura Seidl v. American Century Companies, Inc.

This Complaint amends the Amended Complaint we previously provided to your office by letter dated June 16, 2009.

If you have any questions or concerning regarding this filing, please contact me at (816) 340-4047.

Very truly yours,

Jennie Clarke

Jennie Clarke
Vice President and
Assistant General Counsel
American Century Services, LLC

MVC:ce

100334

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

LAURA SEIDL, individually, derivatively and on behalf of all others similarly situated,

Plaintiff,

- against -

AMERICAN CENTURY COMPANIES, INC., AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., JAMES E. STOWERS, JR., JAMES E. STOWERS, III, JONATHAN S. THOMAS, THOMAS A. BROWN, ANDREA C. HALL, DONALD H. PRATT, GALE E. SAYERS, M. JEANNINE STRANDJORD, TIMOTHY S. WEBSTER, WILLIAM M. LYONS, MARK MALLON, WADE SLOME, BRUCE WIMBERLY, and JERRY SULLIVAN,

Defendants,

- and -

AMERICAN CENTURY MUTUAL FUNDS, INC., doing business as AMERICAN CENTURY ULTRA FUND,

Nominal Defendant.

08 Civ. 8857 (DLC)

ECF Case

SECOND AMENDED VERIFIED DERIVATIVE AND CLASS ACTION COMPLAINT

and

JURY DEMAND

Plaintiff, amending her Amended Verified Class Action and Derivative Complaint filed May 8, 2009, pursuant to leave granted by order of the Court entered October 20, 2009, alleges:

OVERVIEW

1. Plaintiff is an investor in a mutual fund offered by Nominal Defendant American Century Mutual Fund, Inc. ("ACMF"). Defendants – the fiduciaries responsible for managing and advising the mutual fund, known as the American Century Ultra Fund (the "Fund") – knowingly caused the Fund unlawfully to invest over $75 million of investors' money in an illegal off-shore gambling business, PartyGaming Plc ("PartyGaming"). Following an increase in law enforcement actions directed against illegal off-shore gambling businesses in the summer of 2006, the Fund lost millions of dollars as a result of Defendants' illegal investments.

2. The illegality of the gambling companies' principal operations was well-established before Defendants made their first investments in 2005. For example, prior to 2005:

(a) the United States Department of Justice ("DOJ") had issued public warnings that such companies were criminal organizations – and cautioned the public that supporting them was itself a crime;

(b) there had been successful prosecutions of principals of similar off-shore businesses, and those prosecutions had been widely reported in the press;

(c) the DOJ had prohibited financial institutions from processing financial transactions for off-shore Internet gambling businesses; and

(d) the federal government had seized millions of dollars that PartyGaming had paid Discovery Communications (the television and media company that owns the Travel Channel) and other media companies for advertising.

3. In June 2005, PartyGaming, a Gibraltar company, made an initial public offering ("IPO") of its stock, which was listed on the London Stock Exchange. In the prospectus that PartyGaming issued in connection with its IPO (the "Prospectus"), PartyGaming disclosed that "in many countries, including the United States, the Group's activities are considered to be illegal by relevant authorities." Prospectus at 14.

4. PartyGaming was an "illegal gambling business" as that term is defined in 18 U.S.C. § 1955 ("§ 1955"). In April 2009, PartyGaming entered into a non-prosecution agreement with the DOJ in which it agreed to forfeit $105 million in criminal proceeds because its principal business (constituting approximately 87% of its revenue) violated several federal criminal statutes, including § 1955. In addition, in 2008, one of PartyGaming's founders, Anurag Dikshit, pleaded guilty to gambling offenses in this District. Under his plea agreement, Dikshit agreed to forfeit $300 million in criminal proceeds and face a possible two-year prison sentence.

5. Section 1955(a) provides that whoever "owns all or part of an illegal gambling business" is guilty of a felony. By causing the Fund to purchase shares in an illegal gambling

business, Defendants caused the Fund to own part of an illegal gambling business in violation of § 1955(a).

6. Even though 87% of PartyGaming's revenue was from U.S. gamblers, to evade the reach of the U.S. criminal justice system, PartyGaming did not offer its shares for sale to, or for the benefit of, persons in the U.S. Prospectus at 3. Nor were they sold to members of the public in any jurisdiction. *Id.* at 18. Rather, they were only made available to "certain institutional and professional investors who are not US persons." *Id.* PartyGaming did not list its shares to be traded on any U.S. exchange through American Depository Receipts or otherwise. Because shares of PartyGaming could not be purchased in the U.S., Defendants had to purchase shares overseas to circumvent these restrictions.

7. In making these unlawful investments, Defendants took a reasonably foreseeable risk that the investments would lose value when law enforcement authorities took steps to enforce the law. In fact, PartyGaming specifically warned prospective investors about this risk in the "Risk Factors" section of its Prospectus:

> An investment in the Shares would involve significant risks. If any of the following risks actually occur, PartyGaming's business financial condition and/or results of operations could be materially and adversely affected. In such circumstances, the trading price of the Shares would decline and an investor could lose all or part of his or her investment. As PartyGaming generates most of its revenue from customers in the US (approximately 87 per cent. in the first quarter of 2005), any action by US authorities that succeeds in prohibiting or materially restricting PartyGaming from offering online gaming in the US would have very serious consequences for [PartyGaming] and could result in investors losing all or a very substantial part of their investment.

8. Despite that warning, Defendants caused ACMF illegally to invest, repeatedly and over a significant period of time, in PartyGaming.

9. Just as PartyGaming had predicted in its Prospectus, investors, including the Fund, lost a very substantial part of their investments following actions by the U.S. authorities to enforce U.S. law.

10. Defendants' illegal investments, all of which were purchased for the Fund's portfolio, directly injured Plaintiff and other investors in the Fund because the value of shares in the Fund is calculated daily on the basis of the net asset value of the Fund's portfolio. Each dollar lost by Defendants' investments in an illegal gambling business resulted in a dollar loss to the Fund portfolio and to the investors in the Fund on a *pro rata* basis.

11. The losses suffered by ACMF and its investors were a direct, proximate, reasonably foreseeable, and natural consequence of Defendants causing ACMF to own part of an illegal gambling business. The losses in the value of such investments were caused by the fact that the primary source of revenue for such illegal gambling businesses was lost following an increase in law enforcement actions in the U.S. against such businesses.

12. Defendants are the individuals and entities responsible for causing ACMF to purchase, and to continue to own, the illegal investments that led to Plaintiff's injuries.

13. Plaintiff asserts claims under the Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C. §§ 1961-68 ("RICO"), as well as common law claims for breach of fiduciary duty, negligence, and waste.

14. Defendants, each of whom is a person or entity employed by or associated with ACMF, conducted the affairs of ACMF through a pattern of racketeering. Specifically, each of the Defendants knowingly developed, implemented, and continued (or conspired to develop, implement, and continue) an investment strategy pursuant to which ACMF, through the Fund, was caused repeatedly and over a significant period of time to purchase shares in an "illegal gambling business" as that term is defined in § 1955, which makes it a felony to "own all or part of an illegal gambling business."

15. By causing ACMF to purchase stock in an illegal gambling business, Defendants caused ACMF to become an owner of part of an illegal gambling business and thereby to violate § 1955.

16. A violation of § 1955 is a predicate crime under RICO. 18 U.S.C. § 1961(1)(B). Thus, by causing ACMF to purchase stock of an illegal gambling business

repeatedly and over a significant period of time, Defendants conducted the affairs of ACMF through a pattern of racketeering in violation of 18 U.S.C. § 1962(c). They also conspired to violate 18 U.S.C. §1962(c) within the meaning of 18 U.S.C. § 1962(d). They were also guilty of negligence, breach of fiduciary duty, and corporate waste.

17. Plaintiff brings this action under RICO and at common law to recover for the investment and other losses that she and countless other mutual fund investors suffered as the result of Defendants' illegal investments.

18. Because Defendants' unlawful conduct most directly injured ACMF, Plaintiff asserts each of her substantive claims derivatively on behalf of ACMF.

19. Plaintiff also pleads, in the alternative, direct claims for relief. Plaintiff brings her direct claims both individually and as a class action on behalf of all others similarly situated.

THE PARTIES

Plaintiff

20. Plaintiff Laura Seidl is a citizen of New York, New York. She first acquired shares in the Fund prior to 2005 for investment purposes, and she still owns her shares.

21. Plaintiff sues derivatively on behalf of ACMF.

22. Plaintiff also seeks to represent a class of investors in ACMF (the "Class") who first purchased shares in the Fund before July 17, 2006 and still held shares after July 17, 2006 (the "Class Period").

Nominal Defendant

23. ACMF is a corporation organized under the laws of the State of Maryland. It has its principal place of business at 4500 Main Street, Kansas City, Missouri 64111. It is registered under the Investment Company Act of 1940 (the "1940 Act") as an open-end management investment company.

24. ACMF is a "series" mutual fund. As such, it has two or more portfolios of securities, each offering a separate series or class of stock to investors. Each portfolio of a series mutual fund generally has different investment objectives, policies, practices, and risks. The

shareholders of each portfolio do not participate in the investment results of any other portfolio and must look solely to the assets of their portfolio for most purposes, including redemption, liquidation, earnings, and capital appreciation. Each series of stock represents a different group of stockholders with an interest in a segregated portfolio of securities. Each separate portfolio is commonly referred to as a "fund." Such portfolios are not separate legal entities. However, they are sometimes treated as separate entities for some purposes. For example, each has a separate tax identification number. Similarly, with a few notable exceptions, the Securities and Exchange Commission ("SEC") and its staff have applied the provisions of the 1940 Act to a series fund as if the individual portfolios of that fund were separate investment companies.

25. ACMF offers a "series" of shares representing an interest in a portfolio known as American Century Ultra Fund, which is referred to herein as the "Fund," though it is not a separate legal entity. In addition to the Fund, ACMF also comprises 17 other funds, none of which is a separate legal entity. ACMF has a single board of directors, which manages all 18 of its funds. The Fund does not have a board of directors separate from the board of ACMF.

26. ACMF, through its managers, is hostile and antagonistic to the enforcement of the claims set forth herein, such that it is properly aligned as a defendant for purposes of diversity of citizenship.

Defendants

27. Defendant American Century Companies, Inc. ("ACC") is incorporated in the state of Maryland and has its principal place of business at 4500 Main Street, Kansas City, Missouri 64111.

28. ACC is an investment management company that controls ACMF and the Fund through its subsidiary, American Century Investment Management, Inc. ("ACIM"). ACC also controls ACMF through its selection and appointment of the executives and the entire board of directors of ACMF, including all individual Defendants in this action.

29. Defendant ACIM is incorporated in the state of Delaware and has its principal place of business at 4500 Main Street, Kansas City, Missouri 64111.

30. ACIM serves as the investment adviser to dozens of investment companies controlled by ACC, including ACMF and the Fund. ACIM was responsible for management of the Fund and developing, implementing, and continuing the investment strategy complained of herein.

31. Defendant James E. Stowers, Jr. ("Stowers Jr.") is Chairman of ACMF, a director and controlling shareholder of ACC, and a director of ACIM. Stowers Jr. was responsible for overseeing the investment strategy complained of herein. He is a member of the board of ACMF.

32. Defendant Jonathan S. Thomas ("Thomas") is the President and Chief Executive Officer of ACMF and has been since January 2007. He was the Executive Vice President of ACMF from November 2005 through February 2007. Thomas exercised operational or managerial oversight over the portfolio holdings of the Fund, including the investment strategy complained of herein. He is a member of the board of ACMF.

33. At all times relevant to this action, Defendants Stowers Jr., Thomas, James E. Stowers, III ("Stowers III"), Thomas A. Brown ("Brown"), Andrea C. Hall ("Hall"), Donald H. Pratt ("Pratt"), Gale E. Sayers ("Sayers"), M. Jeannine Strandjord ("Strandjord"), and Timothy S. Webster ("Webster") (collectively, the "Directors") were members of the board of directors of ACMF.

34. Each of the Directors allowed ACMF, through the Fund, to purchase and to continue to own stock in an illegal gambling business.

35. Each of the Directors had a fiduciary duty to act in the best interests of the shareholders of ACMF and the Fund.

36. At all times relevant to this action, Brown, Hall, Pratt, Sayers, Strandjord, and Webster were the so-called "independent directors" of ACMF (the "Independent Directors"). Webster is no longer a director. Two of the current independent directors of ACMF (not defendants herein) were not directors of ACMF during the wrongdoing that is the subject of this complaint.

37. In 2005 and 2006, ACMF had a "Fund Performance Review Committee" of the Board of Directors, which included all of the Independent Directors.

38. In 2005 and 2006, the Fund Performance Review Committee reviewed on a quarterly basis the "investment activities and strategies used to manage fund assets[, and it] regularly receive[d] reports from portfolio managers and other investment personnel concerning the funds' investments."

39. Defendant William M. Lyons ("Lyons") was President of ACMF from September 2000 through January 2007. Lyons also served as the Chief Executive Officer of ACC from September 2000 through January 2007. He was primarily responsible for the day-to-day management of the Fund and developing, implementing, and continuing the investment strategy complained of herein.

40. Defendant Mark Mallon ("Mallon") at all relevant times was the Executive Vice President and Chief Investment Officer of ACMF. He was responsible for day-to-day management of the Fund and for developing, implementing, and continuing the investment strategy complained of herein.

41. Defendants Wade Slome ("Slome"), Bruce Wimberly ("Wimberly") and Jerry Sullivan ("Sullivan") at all relevant times were the co-portfolio managers of the Fund. They were responsible for developing, implementing, and continuing the investment strategy complained of herein.

42. The individual defendants are citizens of the states of Missouri, Kansas, and Illinois.

JURISDICTION AND VENUE

43. This Court has jurisdiction over this action pursuant to 28 U.S.C. §§ 1331 (federal question), 1332 (diversity), 1337 (commerce regulation) and 1367(a) (supplemental jurisdiction) and 18 U.S.C. § 1964 (RICO). There is complete diversity of citizenship, and the amount in controversy, without interests and costs, exceeds the sum or value specified by 28

U.S.C. § 1332. Plaintiff is a citizen of New York, and each of the defendants is a citizen of a state other than New York.

44. Venue is proper in this district pursuant to 28 U S.C. § 1391 and 18 U.S.C. § 1965 (RICO) because the acts and practices complained of herein occurred in substantial part within this district and because one or more Defendants has an agent, or transacts their affairs within this district.

45. In connection with the acts and omissions alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including without limitation, the mails, interstate telephone communications, the Internet, and the facilities of the national securities markets and exchanges.

FACTS COMMON TO ALL CLAIMS

46. Section 1955 makes it unlawful to "own all or part of an illegal gambling business."

47. One who purchases stock of an illegal gambling business becomes a part owner of such business.

48. Defendants caused ACMF repeatedly to violate § 1955 within a ten-year period by causing ACMF, through the Fund, to purchase shares of an "illegal gambling business" within the meaning of § 1955.

49. Each time ACMF purchased stock of an illegal gambling business, it violated § 1955.

50. Each of the Defendants knowingly developed, implemented, and continued (or conspired to develop, implement, and continue) an investment strategy pursuant to which ACMF, through the Fund, was caused repeatedly and over a significant period of time to purchase and continue to own shares in PartyGaming.

51. Beginning in or around June 2005, Defendants caused ACMF, through the Fund, to purchase millions of shares of PartyGaming.

52. In a quarterly report filed with the SEC dated September 26, 2005, ACMF reported that as of July 31, 2005 it owned through the Fund 23,771,000 shares of PartyGaming valued at $72,250,000, or $3.04 per share.

53. ACMF did not purchase all 23 million shares in a single trade.

54. The daily volume of trading of PartyGaming during the period May 1, 2005 through July 21, 2005, seldom exceeded 5 million shares.

55. Upon information and belief, when institutional investors take a large position in a security, they often do so in multiple, relatively smaller purchases rather than in large blocks because they do not wish to drive up the price of shares they intend to purchase through a large order. Upon information and belief, the purchases by Defendants complained of herein were in line with that industry practice, and Defendants employed dozens, and likely hundreds, of separate purchases to accumulate the ownership stake that ACMF held in PartyGaming between June 2005 and July 2006.

56. On multiple occasions between August 1, 2005 and October 31, 2005, Defendants caused ACMF, through the Fund, to purchase additional shares of PartyGaming.

57. In its quarterly report filed with the SEC dated December 27, 2005, ACMF reported that as of October 31, 2005, it owned through the Fund 29,721,000 shares – an increase of 5,950,000 shares over the immediately preceding period – valued at $45,904,000, or $1.54 per share.

58. On multiple occasions between November 1, 2005 and January 31, 2006, Defendants caused ACMF, through the Fund, to purchase additional shares of PartyGaming.

59. In its quarterly report filed with the SEC dated March 24, 2006, ACMF reported that as of January 31, 2006, it owned through the Fund 34,684,000 shares – an increase of 4,963,000 shares over the immediately preceding period – valued at $79,187,000, or $2.28 per share.

60. In its semiannual report filed with the SEC on June 30, 2006, ACMF reported that, as of April 30, 2006, it continued to own through the Fund 34,684,000 shares, which it valued at $95,242,000, or $2.75 per share.

61. Defendants' investments in PartyGaming were neither passive nor short term. In a report filed with the SEC dated August 30, 2006, ACMF reported that on May 4, 2006, ACMF attended and voted by proxy at the annual meeting for PartyGaming and voted in favor of (a) the slate of directors recommended by PartyGaming's management and (b) proposed executive compensation packages recommended by PartyGaming's management. The directors and executives whom Defendants caused ACMF to vote for and to compensate, were all engaged in operating PartyGaming as an illegal gambling business in violation of § 1955. Defendants knew, or were reckless in not knowing, that the directors and executives for whom they voted all intended to continue operating PartyGaming as an illegal gambling business after the annual meeting.

62. At all times prior to and including July 15, 2006, Defendants intended to cause ACMF – an open-ended investment company – to continue its ownership of PartyGaming indefinitely.

63. In July 2006, after they became aware of significant losses in PartyGaming following an increase in government enforcement efforts directed against illegal Internet gambling that began in July 2006, Defendants caused ACMF to divest itself of all 34,684,000 shares in PartyGaming.

64. In its quarterly report filed with the SEC dated September 25, 2006, ACMF reported that, as of July 31, 2006, it no longer owned any shares of PartyGaming.

65. Defendants would not have caused ACMF to sell its shares of PartyGaming, and would instead have caused ACMF to continue to hold those shares indefinitely, had it not been for law enforcement actions directed against illegal Internet gambling.

66. Defendants regularly conducted and conspired to conduct the business of the funds they managed within the American Century mutual fund complex by seeking to exploit the

risky but potentially lucrative opportunities associated with illegal gambling businesses. For example, certain of the Defendants, including ACC, Stowers Jr., Thomas, Lyons and the Directors, caused American Century World Mutual Funds, Inc. ("ACWMF") to own over $16 million worth of shares in Bwin Interactive Entertainment AG ("Bwin") during this same time period that they were causing ACMF through the Fund to invest in PartyGaming. Bwin was another "illegal gambling business" similar to PartyGaming. Those Defendants caused ACWMF to continue holding substantial ownership positions in Bwin until well after the government's increased enforcement of the gambling laws in July 2006. Those Defendants did not cause ACWMF to divest itself of its Bwin shares until sometime between September 1, 2006 and November 30, 2006. In addition, those Defendants caused American Century Variable Portfolios, Inc. to own over 1 million shares of PartyGaming during the same time period that they were causing ACMF through the Fund to invest in PartyGaming.

67. The government's increased enforcement actions directed against illegal Internet gambling included, but was not limited to, criminal and civil enforcement actions and legislative changes intended by Congress to make it more difficult for illegal Internet gambling businesses to circumvent existing laws.

68. One way Congress sought to make it more difficult for illegal Internet gambling businesses to circumvent existing laws was by choking off the illegal gambling businesses' source of revenue, including passage of the Unlawful Internet Gambling Enforcement Act of 2006, 31 U.S.C. § 5361 *et seq.* (the "UIGE").

69. The general market for securities of the type in which ACMF told its investors that it intended to invest through the Fund was rising during the period that ACMF suffered the losses complained of in this complaint.

70. At the time of the investments complained of herein, PartyGaming was an "illegal gambling business" as that term is defined in § 1955.

71. At the time of the investments complained of herein, it was well-established that gambling businesses operating outside the United States violate U.S. criminal law when they take wagers from gamblers in the U.S.

72. Jay Cohen was convicted in February 2000 of running an Internet gambling business. On appeal, the Second Circuit held that Cohen and his organization, an Antiguan corporation that took bets over the Internet from gamblers in New York, violated the Wire Gambling Act, 18 U.S.C. § 1084, whenever there "was a telephone call or an internet transmission between New York and [defendant] in Antigua" that facilitated a bet or wager on a sporting event. *United States v. Cohen*, 260 F.3d 68 (2d Cir. 2001).

73. At the time of the investments complained of herein, it was also well-established that gambling businesses operating outside the United States may violate the criminal laws of individual states when they take wagers from gamblers in those states.

74. In *People ex rel. Vacco v. World Interactive Gaming Corp.*, 185 Misc.2d 852 (N.Y. Co. Sup. Ct. 2000), the court held that Cohen's company engaged in illegal gambling activity in violation of New York state law.

75. In *United States v. Gotti*, 459 F.3d 296 (2d Cir. 2006), the Second Circuit upheld a conviction under § 1955 predicated on a violation of N.Y. Penal Law § 225.00 and held that "[w]hen bets are placed from New York, the gambling activity is illegal under New York law, regardless of whether the activity is legal in the location to which the bets were transmitted." 459 F.3d at 340.

76. On June 11, 2003, the DOJ issued a public warning letter reminding the public that "Internet gambling and offshore sportsbook operations that accept bets from customers in the United States violate Sections 1084, 1952, and 1955 of [Title] 18 of the United States Code, each of which is a Class E felony. Additionally, pursuant to [18 U.S.C. § 2], any person or entity who aids or abets in the commission of any of the above-listed offenses is punishable as a principal violator of those statutes."

77. On December 16, 2008, one of the co-founders of PartyGaming, Anurag Dikshit, pleaded guilty in the United States District Court for the Southern District of New York to engaging, through PartyGaming, in illegal Internet gambling. As part of his plea agreement, Dikshit agreed to forfeit $300 million to the U.S. government. *United States v. Dikshit*, 1:08-cr-01265-JSR-1 (S.D.N.Y.)

78. On April 6, 2009 PartyGaming entered into a non-prosecution agreement with the United States Attorney for the Southern District of New York pursuant to which it agreed to forfeit $105 million, representing a portion of the proceeds of PartyGaming's illegal U.S. Internet gambling operations. Under the terms of the agreement, PartyGaming specifically admitted that (i) its conduct "violated certain U.S. criminal laws, including 18 U.S.C. § 1955" and (ii) "[a]t all times prior to October 13, 2006, most of PartyGaming's customers were located in the United States, including in the Southern District of New York."

79. Defendants were well aware of the nature of the businesses in which they caused the Fund to invest. In its June 2005 prospectus, PartyGaming warned prospective investors that "in many countries, including the United States, the Group's activities are considered to be illegal by relevant authorities." Prospectus at 14.

80. In bold-faced letters on the first page of that same prospectus, PartyGaming disclosed to prospective investors that it "generated 87 per cent. of its revenue" from customers in the U.S. *Id.* at 1.

81. In its Prospectus, PartyGaming specifically warned that "any action by US authorities that succeeds in prohibiting or materially restricting PartyGaming from offering online gaming in the US would have very serious consequences for [PartyGaming] and could result in investors losing all or a very substantial part of their investment." *Id.* at 46.

82. The PartyGaming Prospectus elaborated on the risk of government enforcement in considerable detail:

> The US Department of Justice considers that companies offering online gaming to US residents are in violation of existing US federal laws, including (but not limited to) the Wire Act, the Illegal Gambling Business Act, the Paraphernalia

Act and the Travel Act. In addition, a number of federal statutes prohibit actions that are not specific to gaming, but are premised upon activities that violate federal and state law. Such statutes include, but are not limited to, the *Racketeer Influenced and Corrupt Organizations Act* and legislation related to money laundering, the collection of unlawful debts and "aiding and abetting" an offence.

. . .

Online gaming may violate state law and violations of state gaming laws can serve as predicate offence of liability under federal statutes. At least seven states have specifically outlawed online gaming. Many other states prohibit all gaming

. . .

There are criminal and civil sanctions for breach of these federal and state prohibitions, which include the possibility of significant fines, injunctions, claims for damages and imprisonment of relevant individuals (such as directors), as well as the repayment of losses suffered by US residents.

. . .

In April 2004, the Group [PartyGaming] was informed by Discovery Communications, the television and media company that owns the Travel Channel, that US marshals had seized over $2 million of the Group's funds from Discovery Communications . . . .

Despite the Department of Justice's stance on advertising of online gaming operations, PartyGaming continues to advertise its real money sites in the US through a number of media, including television, print and sponsorship.

Id. at 47-50 (emphasis added).

83. Shortly after PartyGaming's IPO began in or about June 2005, major media sources widely reported on the illegality of foreign Internet gambling businesses. For example, on June 26, 2005, The New York Times reported that, for PartyGaming, the "potential illegalities aren't just a secret hidden in its business plan – they are the centerpiece of its business plan."

84. In addition to the foregoing, before Defendants first caused ACMF to invest in PartyGaming, it was public knowledge in the United States, based on various news media reports and public press releases from the DOJ, that Internet gambling was illegal. For example, in addition to the other events described above:

(a) In 1997, a Missouri court held that Interactive Gaming & Communications Corp. violated state law by accepting bets through the Internet.

(b) In October 2001, New Jersey filed enforcement proceedings against various Internet gaming entities, including Sportingbet, for violating New Jersey's gambling laws.

(c) In October 2001, Gold Medal Sports, an Internet sportsbook located in Curacao, and its principals, pleaded guilty to racketeering in a criminal case brought by the United States Attorney for the Western District of Wisconsin.

(d) In or about April 2002, based on pressure brought by the Attorney General of New York, PayPal (the world's largest electronic payment processor) agreed to halt financial transactions on behalf of Internet gambling companies such as PartyGaming and Bwin that were taking bets from gamblers in New York, in violation of New York state law. Banks, including Citibank, N.A., also settled claims brought by the New York State Attorney General by agreeing to halt payment processing for unlawful Internet gambling businesses.

(e) In March 2003, the United States brought suit against PayPal in Missouri for facilitating unlawful gambling activity, and in July 2005, PayPal agreed to pay the federal government $10 million in penalties.

(f) The DOJ seized millions of dollars from cable TV stations that accepted advertising money from Internet gambling businesses, including over $6 million from Discovery Communications in April 2004.

(g) In 2006, Sporting News agreed to pay a $7.2 million fine because it promoted unlawful gambling businesses by publishing advertisements for Internet gambling sites.

85. Prior to the investments complained of herein, Defendants each knew, or each was reckless in not knowing, that PartyGaming was taking bets from gamblers in the United

States and that law enforcement agencies in the United States considered its activities to be illegal gambling.

86. On June 1, 2006, a US grand jury indicted London-based BetOnSports Plc ("BetOnSports") – an unlawful Internet gambling business similar to PartyGaming – for racketeering, mail fraud and running an illegal gambling enterprise because it was accepting wagers from U.S. bettors in violation of US law. The indictment was filed under seal, so investors did not learn about it until July 16, 2006 when its Chief Executive Officer, David Carruthers, was arrested upon his arrival in the United States.

87. Beginning after the public disclosures of the BetOnSports indictment, the share prices of publicly held gambling companies that had been taking bets from gamblers in the US – including PartyGaming – fell dramatically.

88. As set forth in the Statement of Facts attached to the PartyGaming non-prosecution agreement as Exhibit A, as a result of increased U.S. government law enforcement efforts to halt illegal Internet gambling, PartyGaming withdrew from the U.S. market in or about October 2006.

89. By the time PartyGaming was forced to withdraw from the U.S. market in October 2006, PartyGaming's share price had dropped roughly 80% to approximately $0.60. The 80% drop in PartyGaming share price corresponds to the proportion of PartyGaming's illegal revenue from the U.S. that it lost following increased law enforcement.

90. On or after July 16, 2006, but prior to July 31, 2006, ACMF sold all of its shares of PartyGaming, realizing millions of dollars in losses for the Fund. Those losses were the direct, proximate, reasonably foreseeable, and natural and probable consequence of Defendants' actions in causing ACMF to own, through the Fund, part of an illegal gambling business.

91. Defendants have never disclosed to their investors, and Plaintiff does not know, the exact dates, purchase prices, or numbers of shares of PartyGaming stock purchased and sold by Defendants on behalf of ACMF and the Fund. A reasonable estimate of the loss suffered by ACMF and the Fund's investors is possible, however, based on the information that

Defendants reported to the SEC. Based on this information and publicly available share price quotations, Plaintiff reasonably believes and therefore alleges that the capital losses suffered by ACMF in the Fund's portfolio exceeds $15 million.

92. There was no other material cause for those losses other than PartyGaming's anticipated loss of illegal US-based gambling revenue due to government enforcement efforts.

93. Each of the Defendants agreed to cause, and participated in a scheme to cause, ACMF to purchase and to continue to own part of an illegal gambling business.

94. Pursuant to the foregoing agreement and scheme, one or more of the Defendants did in fact cause ACMF repeatedly and over a significant period of time, or in an open-ended scheme, to purchase stock in an illegal gambling business for the Fund's portfolio.

95. ACMF is an open-ended investment company whose activities affect interstate or foreign commerce.

96. ACMF is an enterprise within the meaning of RICO.

97. Each of the Defendants is a person employed by or associated with ACMF.

98. Each of the Defendants had operational or managerial control over ACMF.

99. In causing ACMF to purchase and continue to own part of an illegal gambling business, each of the Defendants exercised operational or managerial control over ACMF.

100. At the time Defendants caused ACMF to purchase stock in PartyGaming, PartyGaming was an illegal gambling business because the business of PartyGaming (a) violated the laws of one or more of the United States, including, without limitation, the laws of the state of New York; (b) involved five or more persons who conduct, finance, manage, supervise, direct, or own all or part of such business; and (c) had been or remained in substantially continuous operation for a period in excess of thirty days or had a gross revenue of $2,000 in any single day.

101. Defendants were not mere passive owners of PartyGaming because they voted in favor of reelecting and compensating PartyGaming's officers and directors who they knew, or were reckless in not knowing, intended to continue operating PartyGaming's as an illegal gambling business.

102. Each separate transaction by which Defendants caused ACMF to purchase shares in PartyGaming for inclusion in the Fund's portfolio violated § 1955 because each such transaction caused ACMF to own part of an illegal gambling business within the meaning of § 1955. Each separate purchase is therefore a separate RICO predicate act. Upon information and belief, Defendants made hundreds of separate purchases of PartyGaming shares.

103. Defendants' separate predicate acts were related to each other and amounted to, or posed a threat of, continuing criminal activity.

104. The purchases were related to each other, because they were part of an investment strategy to take ownership positions in illegal gambling businesses.

105. Defendants' activities causing ACMF to make investments in an illegal gambling business constituted an open-ended, continuous pattern of racketeering activity under § 1962(c). Defendants' racketeering posed a threat of continuing criminal activity such as to amount to open-ended continuity. Defendants intended to cause ACMF to continue owning shares in PartyGaming indefinitely. They discontinued their ongoing criminal activity with respect to the particular investments in PartyGaming only when they suffered potentially catastrophic investment losses after the U.S. government intensified its law enforcement efforts.

106. Defendants regularly conducted the business of the mutual funds they managed within the American Century group of mutual funds by taking ownership positions in illegal gambling companies. For example, certain of the Defendants, including ACC, Stowers Jr., Thomas, Lyons and the Directors, caused American Century World Mutual Funds, Inc. ("ACWMF") to own over $16 million worth of shares in Bwin Interactive Entertainment AG ("Bwin") during this same time period that they were causing ACMF through the Fund to invest in PartyGaming. Bwin was another "illegal gambling business" similar to PartyGaming. Those Defendants caused ACWMF to continue holding substantial ownership positions in Bwin until well after the government's increased enforcement of the gambling laws in July 2006. Those Defendants did not cause ACWMF to divest itself of its Bwin shares until sometime between September 1, 2006 and November 30, 2006. In addition, those Defendants caused American

Century Variable Portfolios, Inc. to own over 1 million shares of PartyGaming during the same time period that they were causing ACMF through the Fund to invest in PartyGaming.

107. The threat that Defendants will again cause ACMF to invest in illegal gambling businesses has not ended. Illegal gambling businesses other than PartyGaming and Bwin remain in business, continue to generate hundreds of millions of dollars in illegal U.S.-based revenue, and continue to seek access to public investment financing. PokerStars, for example, continues to defy U.S. law and still generates most of its revenue from the U.S. PokerStars retained HSBC and Dresdner Kleinwort in connection with a potential $3 billion-dollar public offering. Other illegal gambling companies, such as Doyle's Room, left the U.S. market in 2006 but recently re-entered illegally. Still others, such as FullTilt, never left. In June 2009, the DOJ asked certain banks to freeze funds from payment providers that are still processing financial transactions for offshore illegal gambling businesses currently operating in the U.S.

108. Defendants' arguments to this Court in this case – for example, that investments in illegal activities cannot constitute RICO predicate acts and are not even really illegal (so long as the investment is made through a publicly-traded company listed on a foreign exchange) – confirm that even now, there is a threat that Defendants will continue to operate the ACMF mutual funds without regard to the legality of ownership of the enterprises in which they invest.

109. Certain Defendants have demonstrated a continuing interest in investing in Internet gambling companies. ACC, Stowers Jr., Thomas, Lyons, and the Directors, caused ACWMF in 2008 to purchase shares in 888 Holdings PLC, which operated several illegal Internet gambling businesses prior to withdrawing from the U.S. market in October 2006.

110. Defendants conducted or caused to be conducted, or were reckless in failing to conduct or to cause to be conducted, due diligence before ACMF purchased stock in an illegal gambling business for the Fund's portfolio.

111. Defendants each knew, or was reckless in not knowing, that they were causing ACMF to purchase stock of a company whose primary business was taking wagers from gamblers in the United States and that law enforcement agencies in the U.S. considered such activities to be illegal gambling.

112. In addition to conducting or participating in the conduct of ACMF's activities through a pattern of racketeering, Defendants also agreed and conspired to violate § 1962(c) by conducting or participating in the conduct of the affairs of ACMF through a pattern of racketeering activity in violation of § 1962(d). Specifically:

(a) Defendants agreed to cause ACMF to purchase and to continue to own part of in an illegal gambling business; and

(b) in furtherance of such conspiracy, Defendants caused ACMF to purchase and to continue to own stock in an illegal gambling business.

113. Plaintiff has been injured in her property by reason of Defendants' violations of § 1962.

114. ACMF has been injured in its business or property by reason of Defendants' violations of § 1962.

115. Plaintiff's and ACMF's injuries were proximately caused by Defendants' racketeering activities and the overt acts taken in furtherance of Defendants' racketeering conspiracy.

116. Plaintiff's and ACMF's injuries were the direct, proximate, reasonably foreseeable, and natural consequence of ownership of part of an illegal gambling business.

117. Defendants' actions breached their fiduciary duties to ACMF.

118. Defendants' actions breached their fiduciary duties to the Fund and to each of the shareholders of the Fund.

119. Defendants' actions constituted negligence in that they breached a duty of care owed to ACMF.

120. Defendants' actions constituted negligence in that they breached a duty of care owed to the Fund and to each of the shareholders of the Fund.

121. Plaintiff has been injured as a result of Defendants' breaches of fiduciary duties and negligence.

122. ACMF been injured as a result of Defendants' breach of fiduciary duty, negligence, and waste of assets.

123. The Independent Directors were just as culpable as the other Defendants. To an even greater degree than the directors of ordinary corporations, independent directors of mutual fund directors are responsible for protecting a mutual fund's investors under a unique "watchdog" role.

124. Each of the Directors had a special duty to ensure that ACMF did not invest in criminal activities and enterprises, including illegal gambling businesses, including a duty to ensure that ACMF had proper control mechanisms to ensure that it did not make any investments in any illegal gambling businesses.

125. Mutual fund directors have a legal responsibility to monitor the fund investment adviser's trading practices.

126. Upon information and belief, during the course of the conspiracy alleged herein, each of the Directors received regular reports from portfolio managers and other investment personnel concerning the Fund's investments. Through those reports and otherwise, each of the Directors became aware, even if they may have been previously been ignorant, that ACMF, through the Fund, had invested in an illegal gambling business. After gaining that knowledge, the Directors joined the conspiracy, even if they had not previously been members of the conspiracy, and they participated in the conspiracy by deliberately failing to carry out their fiduciary and other legal responsibilities to halt the illegality at a time when doing so would have prevented the injury complained of herein. After the injury complained of herein, and in furtherance of the conspiracy alleged herein, the Directors failed to take any action to seek

redress on behalf of ACMF and the Fund's investors for the injury that they had suffered as a result of Defendants' wrongful actions.

127. After the injury complained of herein, and in furtherance of the RICO conspiracy alleged herein, the Defendants, including the Directors, conspired to conceal the injury and its cause from investors in the Fund in an effort to prevent investors from bringing actions such as this one seeking legal redress for Defendants' violations of RICO, and Defendants did, in fact, conceal the injury and its cause from investors in the Fund.

128. If any Director remained ignorant of the investments at issue throughout the course of the conspiracy, he or she would nevertheless be liable as if he or she had actual knowledge. Given their legal responsibilities of the Directors and the reports they received, ignorance could only be the result of recklessness or willful blindness, either of which is the legal equivalent of actual knowledge.

ALLEGATIONS COMMON TO ALL DERIVATIVE CLAIMS

129. Plaintiff was a shareholder of ACMF at the time of the transactions of which she complains.

130. Plaintiff is a shareholder in ACMF at the present time.

131. This action is not a collusive one to confer jurisdiction on this Court which it would not otherwise have.

132. Demand on the board of directors of ACMF is excused for each and all of the following reasons:

(a) a majority of the directors are so committed to the decision not to pursue the claims asserted in this action on behalf of ACMF that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule;

(b) a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation;

(c) a majority of the directors are so personally and directly conflicted that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule;

(d) the directors have an irreconcilable conflict of interest because they owe duties of undivided loyalties to two groups of shareholders of ACMF whose interests conflict with respect to the prosecution of this action; and

(e) the wrongdoing of which Plaintiff complains constitutes inherently illegal criminal activity that is *ultra vires* and a *per se* violation of the business judgment rule.

133. A majority of the Directors are so committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule because, by their inactions after learning of Plaintiff's claims, and by their affirmative actions in this case, the Directors have shown that they are so committed to the position that the investments at issue were legal and that Plaintiffs' claims have no merit that they cannot be expected to respond in good faith to a demand that those claims be pursued.

134. This action was commenced more than two years after the Fund suffered the losses complained of herein. During that time, although the Directors were aware of the losses and the cause of the losses, the Directors took no steps to recoup the Funds' losses from those responsible for it. On the contrary, they conspired with the other defendants to conceal the losses and the cause of the losses from Fund investors. Their inaction after learning of the losses and its cause shows that a demand would have been futile.

135. Plaintiff first interposed her claims against Defendants in a complaint filed in the United Stated District Court for the Northern District of California on August 28, 2008. In a stipulation filed in that action on September 24, 2008, Defendants acknowledged service of the summons and complaint in that action.

136. Upon information and belief, although more than a year has passed since the Directors were served with Plaintiff's complaint in her action in California, none of the Directors

has taken any action to cause ACMF to enforce the rights that Plaintiff seeks to enforce on behalf of ACMF.

137. In an order filed October 8, 2008, the district court in California, acting on its own motion, directed the parties to brief the issue whether the case should be transferred to New York or Missouri, noting that Plaintiff is from New York and that the institutional Defendants are located in Missouri. In response, Plaintiff voluntarily dismissed her action in California and re-commenced it in this Court on October 15, 2008.

138. All of Defendants acknowledged service of the summons and complaint in this action. All of them answered the complaint on April 6, 2009. In their Answers, Defendants denied virtually all of the substantive allegations of the complaint and asserted various substantive defenses and affirmative defenses.

139. By order entered April 28, 2009, this Court, relying on *McBrearty v. Vanguard Group, Inc.,* 2009 WL 875220 (S.D.N.Y. Apr. 2, 2009), *appeal pending*, No. 09-1444 (2d Cir. Apr. 8, 2009), dismissed Plaintiff's RICO claims, finding that Plaintiff could not satisfy the requirements of RICO proximate cause.

140. On May 8, 2009, Plaintiff filed her Amended Complaint to plead this Court's diversity jurisdiction over her common law claims. To preserve her RICO claims pending the *McBrearty* appeal, which was argued in the United States Court of Appeals for the Second Circuit on October 19, 2009, the Amended Complaint asserted those claims as well. This complaint asserts those claims on the same basis, since the *McBrearty* appeal has not yet been decided.

141. On June 25, 2009, Defendants answered the Amended Complaint. They interposed virtually the same denials and asserted virtually the same substantive defenses and affirmative defenses that they had on their answers dated April 6, 2009.

142. On July 2, 2009, Defendants moved for judgment on the pleadings on a variety of substantive and procedural grounds.

143. Prior to answering the Complaint or the Amended Complaint in this action, ACMF and the Independent Directors could have made a motion pursuant to Fed. R. Civ. P. 23.1 or moved for dismissal solely on the basis of the absence of a demand on the board of directors, without material prejudice to their ability to pursue other procedural and substantive defenses in the event that such a motion was denied. Instead, the Independent Directors filed, on behalf of themselves and ACMF, answers to the Complaint and to the Amended Complaint. They also filed a motion for judgment on the pleadings in which the Independent Directors and ACMF attacked the substance of all of Plaintiff's claims, denied the complaint's allegations, and interposed substantive and affirmative defenses on the merits.

144. By way of example, and not by way of limitation, in their Answers, the Independent Directors and ACMF asserted that all of the Defendants actions had been lawful; that any damages suffered were not proximately caused by Defendants' actions and that they were instead the result of an intervening superseding cause for which Defendants were not liable; that PartyGaming operated legally in the states in which it conducted business, so that investment in it cannot constitute a predicate act under § 1955; and that Defendants "performed due diligence to the extent required by applicable law." The briefs of the Independent Directors and ACMF in support of their motion argued vigorously that any claims asserted on behalf of ACMF lack merit.

145. In moving for judgment on the pleadings, Independent Directors and ACMF could have left the substantive arguments to the other defendants, whose assertions would not have been binding on ACMF itself should ACMF wish to pursue its claims on its own, or would not have committed the Independent Directors to a position that renders them unable to assess any subsequent demand to redress the wrongs in the Complaint. Instead, the Independent Directors asserted, and caused ACMF to assert, substantive arguments regarding why none of the Defendants could be held liable as a matter of law. The Independent Directors also adopted, and caused ACMF to adopt, the substantive arguments advanced by the other Defendants in support of their separate motion for judgment.

146. The Answers and the motion papers thus establish that the Directors are wholly committed to the position that Plaintiffs' claims are entirely without merit and should not be pursued on behalf of ACMF.

147. When coupled with the passage of time between ACMF's losses from its investments in PartyGaming and the filing of this action – a span of nearly three years – it is clear that the Directors have already made up their minds that they and the other Defendants behaved properly; that the investments they made in PartyGaming were legal; that ACMF has no valid claims; and that the claims that Plaintiff seeks to pursue in this action against ACMF should not be pursued.

148. The Directors cannot reasonably be expected to respond to a demand in good faith or within the ambit of the business judgment rule given that they have already made up their minds and committed themselves to a course of action intended to defeat ACMF's claims. Under these circumstances, demand is excused.

149. Demand is also excused to avoid irreparable harm to ACMF.

150. Since learning of Plaintiffs' claims, the Directors have done everything in their power to prevent ACMF from seeking redress for the injuries complained of herein against the Defendants, including themselves.

151. Upon information and belief, the positions taken by the Independent Directors' in their pleadings and motion for judgment were intended in part to insulate them from personal liability to ACMF by committing ACMF to the legal position that ACMF has no valid claims against any Defendant.

152. The Independent Directors moved for judgment on the pleadings not only because of the lack of demand but also on the asserted basis that the Complaint fails to state any claim as a matter of law. They have joined in the motion filed by the Institutional Directors and adopted the arguments asserted by them and have made additional arguments of their own. These arguments flesh out the defenses asserted in the Answers and adopt Defendants' positions that any claims that ACMF might assert would lack merit.

153. These positions, as well as the arguments raised in their motions for judgment on the pleadings, irrevocably hobble ACMF's ability to ever pursue redress for the injuries alleged in the complaint, even if the board were now to change its position and decide to pursue such claims. Because the Independent Directors caused ACMF to take substantive positions on the merits in a responsive pleading – instead of simply moving to dismiss for failure to make a demand – the Independent Directors and ACMF have foreclosed any possibility of redress for the claims alleged in the Complaint except through this derivative lawsuit. Even if their actions do not now absolutely preclude ACMF from seeking such redress, at a minimum, the Directors' actions would materially and adversely affect ACMF's ability successfully to seek such redress through any means other than this action.

154. In any action other than this one, ACMF would, in all likelihood, be precluded from, or at least hampered in, taking a position on the merits different from the positions that Independent Directors have self-servingly caused ACMF to take through judicial admissions in this action. Thus, because of Independent Directors' self-serving actions, ACMF would be irreparably harmed if Plaintiff were required to make a demand on the board to cause ACMF to pursue the claims sought to be pursued in this action.

155. The damage to ACMF's claims was inflicted by Independent Directors for entirely self-serving motives: to insulate themselves and their co-conspirators from liability.

156. Having participated in the conspiracy to cause ACMF to invest the Fund's money in illegal gambling, the Independent Directors have now foreclosed, or at least materially impaired, its ability to seek redress against the Independent Directors or any of the other Defendants. At this point, a derivative action is the *only* vehicle through which ACMF can be made whole. ACMF would therefore be irreparably injured were demand to be required because, through Director's actions, ACMF has lost any realistic chance of recovery on these claims except through the prosecution of this action. Accordingly, Independent Directors have abdicated any right to determine whether the claims alleged in the complaint should be prosecuted on behalf of ACMF to redress injury to the Fund's investors.

157. Among the affirmative defenses that the Independent Directors caused ACMF to interpose in defense of this action are the statute of limitations and laches. Any delay occasioned by any requirement that Plaintiffs make a demand on the board threatens to cause additional irreparable to ACMF because, if this action is dismissed, any new action brought by ACMF after dismissal would be subject to an even stronger defense based on the passage of time.

158. In addition, a majority of the directors are so personally and directly conflicted that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule because they are exposed to a substantial risk of criminal or civil liability for wrongs that constitute, among other things, crimes, bad faith, gross negligence, willful misfeasance, reckless disregard of duty, and violation of defendant Directors' duty of loyalty.

159. The Directors had a special duty to ensure that ACMF did not engage in conduct that constitutes a crime under state or federal law.

160. The Directors had a special duty to ensure that ACMF did not invest in criminal activities and enterprises, including illegal gambling businesses.

161. The Directors had a special duty to ensure that ACMF had proper control mechanisms to ensure that it did not commit crimes or make investments in illegal gambling businesses.

162. The Directors had a duty to monitor the trading activities of the investment adviser and other investment professionals.

163. The Directors received regular reports regarding the Fund's investments, and prior to July 15, 2006, they learned, if they did not know at the outset of the conspiracy, of the Fund's investments in illegal gambling businesses.

164. The Directors knew or were reckless in not knowing that ACMF had invested in an illegal gambling business.

165. In view of their actions, the Directors face a substantial risk of criminal liability given the following facts, among others:

(a) As reported by the New York Times on December 25, 2005, one of the primary Congressional sponsors of the UIGE (Rep. Goodlatte of VA) has warned that if "investment houses are knowingly supporting and promoting illegal [Internet gambling] enterprises [that would be] very bad, and the Congress ought to investigate it."

(b) The DOJ issued public warnings that Internet gambling companies are criminal organizations and that supporting such criminal organizations was itself a crime.

(c) The United States Attorney for the Southern District of New York stated, in connection with the prosecution of NETeller PLC, an Internet payment processing company that provided services to Internet gambling companies, that "[s]upporting illegal gambling is not a business risk, it is a crime." (Press Release at 4)

(d) On January 15, 2007, NETeller's founders, Stephen Lawrence and John Lefebvre, were arrested and charged with conspiracy to violate various anti-gambling laws, including § 1955. Lawrence and Lefebvre pleaded guilty to various felonies in connection with operating NETeller, including § 1955. They also agreed to personally forfeit an additional $100 million;

(e) Jay Cohen, the CEO of World Sports Exchange, was convicted and sent to prison for operating an illegal gambling business, because his company, although legal in Antigua where it was based, solicited bets from U.S. residents;

(f) Peter Dicks, the independent, non-executive chairman of Sportingbet was arrested in New York on gambling charges;

(g) David Carruthers, the chief executive of BetOnSports, was arrested in Dallas and charged with racketeering fraud, tax evasion, and conspiracy;

(h) Anurag Dikshit, a major shareholder, director, and officer of PartyGaming pleaded guilty to charges of illegal gambling;

(i) Gary Kaplan, the founder of BetOnSports, pleaded guilty to RICO charges arising from illegal Internet gambling; he agreed to serve 41 to 51 months in prison and forfeit $43.65 million;

(j) Discovery Communications was subject to a large asset seizure by the DOJ merely for taking advertising money from PartyGaming.

166. In light of the government's attitude towards those who provide support for illegal Internet gambling and the fact that executives and directors have been prosecuted for violating RICO in connection with off-shore Internet gambling companies, Directors must be concerned that they, too, may face prosecution were the circumstances surrounding ACMF's investment in illegal gambling businesses fully revealed during litigation.

167. The threat that an investigation will uncover additional evidence that could expose the Directors to criminal and civil liability is particularly strong in this case. Defendants are likely to have detailed non-public documentary evidence, currently unavailable to Plaintiff or her fellow investors, which provides information regarding what was known, and what was done, by each of the Defendants with respect to ACMF's investments in PartyGaming at various points in time throughout the conspiracy.

168. The Directors cannot be indemnified, by insurance, by ACMF, or by any other person for their personal financial liability under RICO or for other serious wrongdoing because that would be contrary to public policy.

169. In addition to the foregoing, the relationship between the ACC, ACIM, ACMF, and the Directors creates inherent conflicts of interest that support a strong presumption against board independence and disinterest. Unlike most corporations, an investment company, such as ACMF, is typically created and managed by a pre-existing external organization known as an investment adviser. Because the adviser generally supervises the daily operation of the fund and often selects affiliated persons to serve on the company's board of directors, the

relationship between investment advisers and mutual funds is fraught with potential conflicts of interest. The Directors were all appointed by ACC (either directly or indirectly through ACIM); they owe their positions to ACC and ACIM, and they can reasonably be expected to be reluctant to take any actions against ACC, ACIM, their executives, or their subsidiaries.

170. Demand on the board of directors is also excused because the entire board of directors of ACMF is inherently conflicted because any decision to vindicate the rights of investors in the Fund against ACC and ACIM would be contrary to the interests of shareholders of other funds on whose behalf Directors also serve and to whom they also owe a duty of undivided loyalty.

171. The Fund is one of 18 "series" of shares offered by ACMF.

172. None of ACMF's 18 "funds" is a separate legal entity.

173. ACMF has a single board of directors, which manages all 18 of its funds.

174. ACIM serves as investment advisor to all 18 of the series funds offered by ACMF.

175. All of the Directors were appointed by ACC (either directly or indirectly through ACIM).

176. The directors of ACMF have fiduciary obligations, including a duty of undivided loyalty, to each group of shareholders in all 18 of the funds offered by ACMF, including the Fund.

177. The Directors' conflict arises because the assertion of the claims at issue is in the best interest of shareholders who invested in the Fund, but it is not in the best interests of shareholders who invested in the other 17 ACMF funds that did not invest in illegal gambling businesses. Any significant judgment against ACC or ACIM could adversely affect the shareholders who invested in those 17 other funds.

178. The interests of the investors in the other 17 funds that constitute ACMF are antagonistic to those of the investors in the Fund because the fees paid directly or indirectly to

ACC and ACIM by ACMF and allocated by Defendants to the Fund help cover and subsidize the expenses and potential investment losses of the other 17 funds that compose ACMF.

179. According to ACMF's filings with the SEC, ACIM is responsible for providing or arranging for all services necessary for the operation of all the separate funds that compose ACMF. ACIM obtains the funds to pay for all such operation expenses in large part from the fees allocated to the Fund.

180. Were the Plaintiffs to prevail in this litigation, ACIM would be liable to forfeit an amount equal to three times all of the fees it has received on account of its management of the Fund's portfolio from the time that Defendants first caused ACMF to purchase shares in illegal gambling businesses. In that event, ACIM would be unable to continue covering the operational expenses of the other 17 funds that compose ACMF. As a result, it is contrary to the interests of investors in the other 17 funds for Plaintiff to succeed in this action. All of the directors therefore have an irreconcilable conflict of interest with respect to this action because they owe a duty of undivided loyalty to different groups of investors whose interests directly and irreconcilably conflict.

181. Forfeiture of ACIM's fees would adversely affect the shareholders of all the other series funds that compose ACMF because those funds were subsidized by, and have a reasonable expectation of continued subsidies from, the large amount of fees that the Fund pays to ACIM on behalf of ACMF.

182. In ACMI's Annual Report as of October 31, 2006, Defendants disclosed that the Fund paid half of all the fees that ACMF paid to ACIM on account of all 18 funds that compose ACMF. Because of the large amount of fees that ACIM allocated by Defendants to the Fund, Defendants were able to subsidize the fees and expenses of at least two underperforming ACMF series funds between 2004 through 2008 (*e.g.*, the Mid Cap Growth Fund from 2004 through 2006; and the Small Cap Growth Fund from 2006 through 2008) and at least one such fund in 2004 (the Giftrust Fund for over $4 million in subsidized management fees). Defendants subsidize the other series funds that compose ACMF primarily with the fees paid by the Fund as

a regular way of doing business and for the purpose of boosting the performance of the other series funds. For example, Defendants' subsidies to the Giftrust Fund, using fees primarily allocated to the Fund, boosted the performance of the Giftrust Fund by approximately 50 basis points. Accordingly, the interests of the investors of the other series funds that compose ACMF are directly opposed to the interests of the Fund with respect to Plaintiff's claims in this litigation.

183. Were Plaintiff to prevail in this litigation, the subsidies would cease and prior subsidies would be subject to reallocation. This presents an irreconcilable conflict of interest between (a) the shareholders who invested in the Fund and (b) the shareholders who invested in the other 17 funds in ACMF with respect to the outcome of this litigation.

184. The Directors are therefore disqualified from determining, on behalf of Nominal Defendant ACMF, whether to pursue claims against ACIM.

185. Because of the inherent conflict of interest faced by the entire board of directors of ACMF, demand on them to bring suit against Defendants is excused.

186. Demand upon the board of directors of ACMF is also excused because the wrongdoing of which Plaintiff complains in this complaint constitutes inherently illegal criminal activity that is *ultra vires* and a *per se* violation of the business judgment rule.

CLASS ALLEGATIONS

187. Plaintiff seeks to represent a class of investors in ACMF who purchased one or more shares in the Fund during the Class Period.

188. Excluded from the Class are Defendants, members of their immediate families and their legal representatives, heirs, successors, or assigns, and any entity in which Defendants have or had a controlling interest.

189. The requirements of Fed. R. Civ. P. 23(a) are met because:

(a) The members of the Class are so numerous that joinder of all members is impracticable.

(b) There are questions of law and fact common to the Class, including whether:

(i) Defendants' acts and conduct as alleged herein violated RICO;

(ii) Defendants breached their fiduciary and other duties to Plaintiff;

(iii) Defendants committed negligence;

(iv) Defendants' wrongful conduct proximately caused injury to Plaintiff; and

(v) Defendants are required to forfeit all fees, commissions or other profits received from the time that they first violated their fiduciary duties.

(c) Plaintiff's claims are typical of the claims of the members of the Class because all investors in the Fund during the Class Period were injured by Defendants' wrongful conduct in exactly the same way.

(d) Plaintiff will fairly and adequately protect the interests of the Class because Plaintiff's attorneys are qualified, experienced, and generally able to conduct the proposed litigation. Moreover, Plaintiff has no interests antagonistic to those of the Class.

190. The requirements of Fed. R. Civ. P. 23(b)(3) are met because:

(a) A class action is superior to all other available methods for the fair and efficient adjudication of this controversy because:

(i) The Class members' individual interests are small, such that they would have no interest in individually controlling the prosecution of separate actions;

(ii) No other litigation concerning this controversy has been commenced;

(iii) It would be desirable to concentrate the litigation of these claims in this forum; and

(iv) It is unlikely that there will be significant difficulties in managing this case as a class action.

191. Plaintiff and the other members of the Class suffered an injury that is distinct from that of ACMF.

192. Because of the structure of ACMF as a series mutual fund, Plaintiff is a member of a minority class of shareholders of ACMG. The injury suffered by shareholders who invested in the Fund was not inflicted on shareholders who invested in the other 17 series of shares issued by the Nominal Defendant. Plaintiff's and the Class' interests are thus different from the interests of the shareholders of other series of shares.

193. Officers and directors owe a duty to the shareholders of the corporation, as well as to the corporation itself. Shareholders thus may sue for breach of this independent duty.

194. If Plaintiff is prevented from prosecuting her claims derivatively, then she has standing to prosecute her RICO claims individually and on behalf of a class of similarly situated investors.

FIRST CLAIM FOR RELIEF
(Derivative Claim)
(Civil RICO, 18 U.S.C. § 1962(c))

195. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 194 above as if fully set forth herein.

196. This claim is brought by Plaintiff derivatively on behalf of ACMF pursuant to RICO, 18 U.S.C. § 1962(c), against Defendants.

197. ACMF is an enterprise engaged in and whose activities affect interstate and foreign commerce. Defendants are the directors, investment advisers and executives of ACMF and therefore occupy managerial or operational positions with respect to the racketeering acts alleged herein.

198. Defendants agreed to and did conduct or participate in the conduct of ACMF's affairs through a pattern of racketeering activity and for the unlawful purpose of owning part of an illegal gambling businesses in violation of § 1955.

199. Pursuant to and in furtherance of their unlawful scheme, Defendants committed multiple racketeering acts by making numerous investments in an illegal gambling business on several occasions extending over a year.

200. The foregoing acts constitute a pattern of racketeering activity pursuant to 18 U.S.C. § 1961(5).

201. As a direct and proximate result of Defendants' violations of § 1962(c), ACMF has been injured in its business and property.

SECOND CLAIM FOR RELIEF
(Derivative Claim)
(Civil RICO, 18 U.S.C. § 1962(d))

202. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 194 above as if fully set forth herein.

203. This claim is brought by Plaintiff derivatively on behalf of ACMF pursuant to RICO, 18 U.S.C. § 1961(d), against Defendants.

204. ACMF is an enterprise engaged in and whose activities affect interstate and foreign commerce. Defendants are the directors, investment advisers and executives of ACMF and therefore occupy managerial or operational positions with respect to the racketeering acts alleged herein.

205. Each Defendant violated 18 U.S.C. § 1962(d) by conspiring and agreeing to violate 18 U.S.C. § 1962(c) by conducting or participating in the conduct of ACMF's affairs through a pattern of racketeering activity and for the unlawful purpose of owning part of an illegal gambling businesses in violation of § 1955.

206. Pursuant to and in furtherance of their unlawful conspiracy, one or more Defendants committed one or more overt acts in furtherance of the conspiracy.

207. As a direct and proximate result of Defendants' conspiracy and the overt acts in furtherance of such conspiracy, ACMF has been injured in its business and property.

THIRD CLAIM FOR RELIEF
(Derivative Claim)
(Breach of Fiduciary Duty)

208. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 194 above as if fully set forth herein.

209. This claim is brought by Plaintiff on behalf of ACMF against Defendants.

210. Defendants have breached their fiduciary duties to ACMF by causing ACMF to invest in an illegal gambling business.

211. In causing ACMF to invest in an illegal gambling business, Defendants acted (a) in bad faith, (b) in a manner that they did not reasonably believe to be in the best interests of ACMF, or (c) without the care that an ordinarily prudent person in a like position would use under similar circumstances.

212. ACMF has been injured as a proximate result of such breach on the part of Defendants and has suffered substantial damages thereby, including the loss in value of its investments and the payment, directly or indirectly, of commissions, fees and other compensation received by Defendants from the time that they first breached their fiduciary duties.

FOURTH CLAIM FOR RELIEF
(Derivative Claim)
(Negligence)

213. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 194 above as if fully set forth herein.

214. This claim is brought by Plaintiff on behalf of ACMF against Defendants.

215. Defendants owe a duty to ACMF to exercise reasonable care with respect investments by the Fund.

216. Defendants breached their duty of care to ACMF by causing ACMF, through the Fund, to invest in an illegal gambling business.

217. ACMF has been injured as a proximate result of Defendants' negligence and has suffered substantial damages thereby.

FIFTH CLAIM FOR RELIEF
(Derivative Claim)
(Waste)

218. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 194 above as if fully set forth herein.

219. This claim is brought by Plaintiff on behalf of ACMF against Defendants.

220. Defendants each had a duty to ACMF to prevent waste of ACMF's assets.

221. Defendants each breached their duties to prevent the waste of ACMF's assets.

222. Using Fund assets to illegally purchase shares of unlawful gambling organizations constitutes a waste of assets. In purchasing such shares, Defendants diverted corporate assets for improper or unnecessary purposes.

223. Use of corporate assets in violation of federal and state criminal laws is *per se ultra vires* and not a permissible exercise of business judgment.

224. ACMF has been injured as a proximate result of Defendants' waste and has suffered substantial damages thereby.

SIXTH CLAIM FOR RELIEF
(Individual and Class Claims)
(Civil RICO, 18 U.S.C. § 1962(c))

225. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 194 above as if fully set forth herein.

226. This claim is brought by Plaintiff individually and on behalf of the Class pursuant to RICO, 18 U.S.C. § 1962(c), against Defendants.

227. ACMF is an enterprise engaged in and whose activities affect interstate and foreign commerce. Defendants are the directors, investment advisers and executives of ACMF and therefore occupy managerial or operational positions with respect to the racketeering acts alleged herein.

228. Defendants agreed to and did conduct or participate in the conduct of ACMF's affairs through a pattern of racketeering activity and for the unlawful purpose of owning part of an illegal gambling businesses in violation of § 1955.

229. Pursuant to and in furtherance of their unlawful scheme, Defendants committed multiple racketeering acts by making numerous investments in an illegal gambling business on several occasions extending over a year.

230. The foregoing acts constitute a pattern of racketeering activity pursuant to 18 U.S.C. § 1961(5).

231. As a direct and proximate result of the Defendants' racketeering activities and violations of § 1962(c), Plaintiff and the Class have been injured in their business or property.

232. Plaintiff and the members of the Class suffered special injuries not suffered by shareholders in ACMF who were not investors in the Fund.

SEVENTH CLAIM FOR RELIEF
(Individual and Class Claims)
(Civil RICO, 18 U.S.C. § 1962(d))

233. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 194 above as if fully set forth herein.

234. This claim is brought by Plaintiff individually and on behalf of the Class pursuant to RICO, 18 U.S.C. § 1962(d), against Defendants.

235. ACMF is an enterprise engaged in and whose activities affect interstate and foreign commerce. Defendants are the directors, investment advisers and executives of ACMF and therefore occupy managerial or operational positions with respect to the racketeering acts alleged herein.

236. Each Defendant violated 18 U.S.C. § 1962(d) by conspiring and agreeing to violate 18 U.S.C. § 1962(c) by conducting or participating in the conduct of ACMF's affairs through a pattern of racketeering activity and for the unlawful purpose of owning part of an illegal gambling businesses in violation of § 1955.

237. Pursuant to and in furtherance of their unlawful conspiracy, one or more Defendants committed one or more overt acts in furtherance of the conspiracy.

238. As a direct and proximate result of Defendants' RICO conspiracy and the overt acts in furtherance of such conspiracy, Plaintiff and the Class have been injured in their business and property.

239. Plaintiff and the members of the Class suffered special injuries not suffered by shareholders in ACMF who were not investors in the Fund.

EIGHTH CLAIM FOR RELIEF
(Individual and Class Claims)
(Breach of Fiduciary Duty)

240. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 194 above as if fully set forth herein.

241. This claim is brought by Plaintiff individually and on behalf of the Class against all Defendants.

242. Defendants owe a fiduciary duty to shareholders of ACMF who invested in the Fund.

243. Defendants have breached their fiduciary duties to Plaintiff and the Class by causing ACMF, through the Fund, to invest in an illegal gambling business.

244. In causing ACMF to invest in an illegal gambling business, Defendants acted (a) in bad faith, (b) in a manner that they did not reasonably believe to be in the best interests of the shareholders of ACMF who invested in the Fund, or (c) without the care that an ordinarily prudent person in a like position would use under similar circumstances.

245. Plaintiff and the Class have been injured as a proximate result of such breach on the part of Defendants and have suffered substantial damages thereby.

246. Plaintiff and the members of the Class suffered special injuries not suffered by shareholders in ACMF who were not investors in the Fund.

Ninth Claim for Relief
(Individual and Class Claims)
(Negligence)

247. Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 194 above as if fully set forth herein.

248. This claim is brought by Plaintiff individually and on behalf of the Class against all Defendants.

249. Defendants owe a duty to the shareholders of ACMF who invested in the Fund to exercise reasonable care with respect investments by the Fund.

250. Defendants breached their duty of care to shareholders of ACMF who invested in the Fund by causing ACMF, through the Fund, to invest in an illegal gambling business.

251. As a proximate result of Defendants' negligence, Plaintiff and the Class have been damaged.

252. Plaintiff and the members of the Class suffered special injuries not suffered by shareholders in ACMF who were not investors in the Fund.

Prayer for Relief

Wherefore, Plaintiff prays that, upon the trial of this action, Plaintiff recovers for herself, for the Class, and for of nominal defendant, from each Defendant, jointly and severally, as follows:

a) Compensatory damages for ACMF on behalf of the Fund and its investors representing the loss in value of its investments resulting from Defendants' wrongful conduct;

b) Compensatory damages for individual shareholders representing the reduction in value of their investments resulting from Defendants' wrongful conduct;

c) Forfeiture and disgorgement of any commissions, fees or profits received by Defendants from the time of their first wrongful conduct;

d) Treble damages;

e) Punitive damages;

f) Recovery of Plaintiff's attorneys' fees, expert witness fees, and costs and disbursements of suit;

g) Pre-judgment and post-judgment interest; and

h) Such other and further relief to which Plaintiff is deemed entitled by the Court and/or the jury.

JURY DEMAND

Plaintiff demands a trial by jury on all issues to triable.

Dated: November 6, 2009

Thomas I. Sheridan, III
Andrea Bierstein
HANLY CONROY BIERSTEIN
SHERIDAN FISHER & HAYES, LLP
112 Madison Avenue
New York, NY 10016-7416
212-784-6400
tsheridan@hanlyconroy.com
abierstein@hanlyconroy.com

- and -

Gregory P. Erthal
Rosalind M. Robertson
SIMMONS BROWDER GIANARIS ANGELIDES &
BARNERD LLC
707 Berkshire Boulevard
East Alton, Illinois 62024
(618) 259-2222
gerthal@simmonsfirm.com
rrobertson@simmonsfirm.com

Attorneys for Plaintiff

VERIFICATION

LAURA SEIDL states:

I am the Plaintiff in this action. I have read the foregoing complaint. Pursuant to 28 U.S.C. § 1746, I verify under penalty of perjury that the foregoing is true and correct to the best of my knowledge information and belief formed after reasonable inquiry.

Date: November 6, 2009

Laura Seidl

Laura Seidl